

INVEST IN **DONNA'S PICKLE BEER**

You'll Relish Every Sip 🥒

donnaspicklebeer.com   Chicago, IL   𝕏 in ⦿

Highlights

1. We have grown month-over-month since launching in 2023

2. We have spent ZERO dollars on marketing

3   We've been featured on The Today Show, in Forbes, and more

4   We are Pilot Project Brewery's fastest-growing brand in history

5   We ranked in the top 100 craft beer products in Southern California just 6 weeks post-launch (IRI)

6   We have a very clear plan on how to cut COGs dramatically, and fast

7   Our founders are beverage industry veterans and are well-liked and respected throughout the country

Featured Investor



Eric Long
Syndicate Lead

Follow

Invested $5,000   ⓘ

"I've been in the hospitality and beverage alcohol sector for over 15 years. In that time I have seen numerous brands launch, established brands make resurgences, the RTD category boom; it's a fast paced and extremely competitive world to operate in. I've had the pleasure of knowing Josh & Scott first as industry leaders, and now as great friends of mine. Their resumes speak for themselves, having worked in/operated influential bars, building brands from the ground up in a highly competitive market(s), and even representing massive well-established brands, respectively. They know exactly what it takes to successfully launch, promote, and build something. When I was first introduced to Donna's I knew it was going to be something special. Rarely do you come

know it was going to be something special. Rarely do you come across a brand that has so much organic momentum, from the package to the liquid itself. Donna's has exceeded initial expectations and I truly believe it has tremendous potential to grow even bigger than we can imagine."

Our Team



Joshua Jancewicz Co-Founder

Josh built Donna's Pickle Beer from the ground up. He is a brander builder, mixologist, and knows what good looks and tastes like. Experience: Trick Dog | Grey Goose & Bacardi | James Beard



Scott Baird Co-Founder

Scott has built and designed bars and brands for 20 years. He has launched and marketed brands that have had a huge impact in the US liquor market all of which sold. Experience: Trick Dog | Bon Vivants | James Beard | World's Best Cocktail

Pitch

Pickles and beer—two crowd favorites—have united to create what we think is the most exciting beverage movement of the decade. Donna's Pickle Beer (DPB) is not just a craft beer; it's a sensation. In just over a year, we've gone from producing 100 cases per month to 7000, and we're still selling out! Our

100 cases per month to 7,000, and we're still selling out. Our signature lager with real pickle brine has captured the hearts (and taste buds) of consumers in key markets like California, Tennessee, and Illinois, with no signs of slowing down.

As the fastest-growing brand in Pilot Project's innovative brewery incubator, Donna's is redefining the craft beer market. Our exceptional team of industry veterans, combined with an authentic, heartfelt brand story, positions us for growth and national domination.

Now, we're inviting you to join the pickle zeitgeist with us. Your investment will fuel our mission to scale production, expand distribution, and solidify Donna's Pickle Beer as a household name. Together, we can craft not just beer but a lifestyle brand with endless potential.

Future projections are not guaranteed.





EXECUTIVE SUMMARY

Donna's Pickle Beer (DPB) is not just a beer; it's a creative and targeted brand - and we're on fire! At just over a year old, we have increased production from 100 cases our first month to 7,000 per month. And we're selling out as of writing this and increasing production accordingly. Our pickle-packed brew is riding the wave of a major trend—pickle flavors are in, and DPB is leading the charge! Since our launch, we've made a huge impact in key markets like Tennessee, Illinois and California, where our beer has become a must-have sensation in the most influential accounts on and off-premise. Our team has world-class pedigree. We're perfectly positioned to scale. This isn't just an investment in a beer company; it's a ticket to be part of something truly special. Donna's Pickle Beer is on track to become the leading pickle beer brand, beloved both nationally and internationally, within three years. Get ready to ride the pickle tsunami with us—let's build a benchmark brand together!

Future projections are not guaranteed.



WHO IS DONNA?

Donna is a one-of-a-kind legend and Josh's mom. She's the epitome of cool—doing things her way and not caring what anyone thinks. She's our muse and our inspiration.

THE STORY: Josh dreamt up the design, envisioning a beer that would stand out and make people smile. He brought Scott on board, and together, they crafted Donna's—a crushable lager with just the right amount of fresh dill pickle brine. The can brings an immediate smile to your face, and the taste? It just broadens that smile even more.

WHAT PEOPLE ARE SAYING:

• *"Damn, that's delicious!"*

• *"GTFO, how do I get more?"*

• *"This is really cool, whoever made this is gonna make a lot of money!"*

• *"Have you had "Donna's?!"*

DONNA'S PICKLE BEER ISN'T JUST A DRINK. It's an experience, a story, and a live-forever legacy to Josh's mom, Donna Jancewicz.

MEET THE OWNERS



Scott Baird and Josh Jancewicz met while working together at Scott's bar, Trick Dog in San Francisco. They traveled the world winning all the awards mixologists could win. They are deep industry vets with an enviable network of friends and are deeply invested in making Donna's a success.

SCOTT BAIRD

He can make anything taste delicious. He's built and designed bars and brands for 20 years. He has launched and marketed brands that have had a huge impact in the US liquor market all of which sold.



EXPERIENCE: TRICK DOG | BON VIVANTS | JAMES BEARD, WORLD'S BEST COCKTAIL

JOSH JANCEWICZ

Everyone likes Josh. He's never sold anything and everyone buys what he is selling. This brand is his heart in a can and he is a branding expert. He has the touch, adding all the nuance and details that make Donna's as memorable and special as it is.

EXPERIENCE: TRICK DOG | GREY GOOSE & BACARDI | JAMES BEARD



PILOT PROJECT

PILOT PROJECT (BREWERY INCUBATOR)

Pilot Project has changed the game in the world of fast-moving creative craft beer. They are a best-in-class brewer and are the most disruptful business in beverage/alcohol. Donna's is Pilot's fastest growing beer ever. The only records that Donna's can break now are their own.

DISTRIBUTION MAP



WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
WV
VA
PA
NY
VT
NH
ME
MA
CT
RI
NJ
DE
MD
DC
AK
HI
Current Distribution
2025 Distribution
2026 Nationwide Distribution

Future projections are not guaranteed.

A CASE STUDY

Rapid Growth in Southern California Donna's entered the Southern California market in June 2024 with no marketing spend and quickly demonstrated exceptional performance. Within six months, Donna's achieved significant growth, showcasing its popularity and strong market potential.

Performance Overview

● Launch Month (June 2024): Sold 397 case equivalents (CEs).

● Sustained Growth: Sales surged to 602 CEs in July and maintained steady performance, peaking at 651 CEs in October.

● Six-Month Total: Over 2,908 CEs sold between June and mid-November 2024.

Market Penetration

● Top Accounts: Key accounts driving sales include:

- 4100 Bar, Los Angeles: 115 CEs

- Iron Press and Boil: 88 CEs

- Baby Gee: 40 CEs

- According to IRI data, Donna's ranked in the top 100 craft beer products in Southern California just six weeks post-launch, without any marketing investment.


Donna's
PICKLE BEER
Donna was backstage at The Garden eating pickles from a jar. In a flash of light she was pushed onstage and kissed full on the mouth by a beer drinking Mick Jagger. It was electric! No, not the kiss! The taste in her mouth, beer and pickles! That night Donna's Pickle Beer was born.
4.4% ABV
THE FINEST BRINE
BEER
FLUID
"you'll relish every sip"

OUR GOAL

We seek to raise $1,000,000 to turbocharge our growth. This investment will be jet fuel for our journey to be the leading name in the pickle beer market, and it will prime us for an acquisition in a matter of years, leading to a substantial valuation. *Future projections are not guaranteed.*

WHAT WILL $1M DO FOR US?

• Maximize efficiency: helping us achieve maximum economies of scale through bulk inventory purchases, reducing costs and increasing margins

• Create an innovation hub: enabling R&D for new, exciting, pickle-infused flavors and products

• Incentivize our sales force in key markets

• Facilitate a social media and PR campaign that, with our voice, will razzle dazzle our new and old customer base

• Fund merchandise that has been a cult hit and stands to become a lifestyle brand

• Help establish national domination and global presence, ramping up our marketing efforts to cement DPB as a household name and expand internationally





WHY INVEST IN DONNA'S?

We're riding the crest of a major trend—pickle flavors are exploding in popularity, and our beer is at the forefront of this movement. The global pickle and pickle products market is projected to grow at a compound annual growth rate (CAGR) of around 2.57% in North America. Major brands such as Heinz, Utz, and Trader Joe's have released hugely successful pickle flavored products, and we believe this trend will sustain and grow over the next three years and beyond. By investing in us, you're helping our highly in-demand product gain more popularity and market share. Your investment will be the support that solidifies Donna's as "The" pickle beer in people's minds.

WHAT'S IN IT FOR YOU? As an investor, your primary concern is ROI, and we're here to deliver. While Donna's is already profitable, our goal is to achieve substantial growth and expand ROI.

Here's an overview of the roadmap:

• 2025: Expand production and distribution, breaking into new markets. Solidify our presence in these markets, driving consistent sales growth

• 2026: Achieve significant ROI, setting the stage for explosive market expansion

• 2027+: Position Donna's Pickle Beer for a strategic acquisition by a major brewery, capitalizing on our market dominance.

Forward-looking statements are not guaranteed.



PLAN OVERVIEW

We are positioning Donna's for a strategic acquisition by a major brewery within 3–4 years. To achieve this, we will execute on a plan that thoughtfully scales in key markets, then nationally, while reducing COGs.

Overview:

Phase 1 (2024 – Q225): Expand production and distribution in current markets and break into additional key states. Reduce COGS.

Phase 2 (Q325 – Q425): Solidify our presence in these markets through strategic marketing and sales, driving consistent sales growth and scale.

Phase 3 (2026): Achieve profitability and significant ROI, setting the stage for explosive national market expansion. Donna's will then be able to cash flow initiatives on balance sheet.

Exit (2027+): Position Donna's Pickle Beer for a strategic acquisition by a major brewery, capitalizing on our national market dominance and branding.

Forward-looking statements are not guaranteed.





PRODUCT EXPANSION

Expanding with Donna's Shandy, Michelada, N/A, and more. The market has shown strong interest in diverse, pickle-infused beverages, and we're capitalizing on that with plans to introduce Donna's Shandy, Donna's Michelada, and Donna's N/A. These new SKUs will expand our shelf presence and cater to the consumer's craving for tangy, refreshing drinks perfect for casual and social occasions.

Why These Products?

Both shandies and micheladas are experiencing a surge in popularity, aligning with consumer preferences for low-ABV, easy-drinking options. Donna's Shandy will bring a twist on a classic, combining our signature pickle flavor with a light, citrusy taste, while Donna's Michelada blends pickle brine with tomato and spices for a savory, craveable option. These two products are unique to the market and reinforce Donna's position as a trendsetting brand in the craft beverage space.

Investing in a Lifestyle Brand with Multi-Product Potential

Donna's is more than just a beer—it's a lifestyle brand with untapped potential across multiple pickle-related products. Looking ahead, we see potential for pickle-infused mixers, pickle michelada mix, and Donna's Pickle Balls. This strategic product expansion opens doors to new customer segments and revenue streams while amplifying brand recognition.





USE OF FUNDS

The funds will be used to support Donna's distribution expansion, brand recognition via social media, event marketing and enhanced merchandise design and exposure. The funds will also greatly benefit economies of scale, resulting in:

INCREASED BREWING

- Brewing larger batches of beer to support increased distribution and reduce COGS.

- Larger batches will allow us to reduce yeast, brine, and overall brewing costs. We can also greatly decrease the cost of our aluminum cans and brine.

BULK PROCUREMENT

Investment in buying bulk cans (50% savings), packaging materials, and improving pickle brine procurement.

MARKETING & ADVERTISING

- Marketing campaigns, including digital advertising, social media engagement, and brand-building activities.

- Additional use for hiring contract salespeople in local markets and relevant events/travel.

The funds will be used to support Donna's inventory

The funds will be used to support Donna's inventory, marketing, and personnel needs until profitability is reached in 2026.

Category	Cost	Details
Inventory	$300,00	Brewing, bulk purchasing of aluminum cans and pickle brine will lead to an estimated 50% cost savings on these materials, lowering the cost-per-case and improving margins as production scales.
Marketing	$500,000	Includes T&E expenses and investment in digital marketing, social media engagement, influencer partnerships, and event sponsorships to build brand awareness.
Personnel *Founder* *Sales Contractors*	$100,000 $96,000	Annual spend. Josh to convert to full time and funds allocated to support and incentivize local sales reps, expanding distribution channels in high-demand regions and establishing relationships with key retailers.

Future projections are not guaranteed.

INVESTMENT STRUCTURE

A SAFE (Simple Agreement for Future Equity) is an agreement between an investor and Donna's Pickle Beer that provides rights to the investor for future equity in the company, similar to a warrant, except without determining a specific price per share at the time of the initial investment.

• Simple and Fast: The agreement is straightforward and can be executed quickly without the need for extensive negotiations.

• Early Entry: SAFE allows you to invest early and benefit from future growth potential.

• Future Equity: It provides you with a possible claim to future equity in the company without the immediate complexities of equity valuation.

• Discount Rate: 18%

• Valuation Cap: $10,000,000

• Trigger Event: Next qualified equity financing round or a qualified liquidity event (IPO or acquisition)

THANKS FOR YOUR INTEREST IN DONNA'S PICKLE BEER.

WE'RE HAPPY TO ANSWER ANY QUESTIONS OR CHAT THROUGH OUR

BUSINESS FURTHER AS DESIRED.
"you'll relish every sip"

DISCLAIMER

The information contained herein is confidential and intended solely for the recipient. By accepting this document, the recipient agrees not to copy, distribute, or disclose its contents to any third party without prior written consent from Donna's Pickle Beer Corporation.

This presentation contains forward-looking statements, including but not limited to projections, plans, and strategies. These statements are based on current assumptions and expectations, which involve risks and uncertainties that could cause actual results to differ materially. Donna's Pickle Beer Corporation makes no representations or warranties, expressed or implied, regarding the accuracy, completeness, or reliability of the information contained herein.

Recipients are responsible for conducting their own independent due diligence and obtaining their own legal, tax, and financial advice before making any investment decision. Nothing in this presentation constitutes legal, tax, financial,

or other advice.

Delivery of this presentation does not imply any obligation on the part of Donna's Pickle Beer Corporation to proceed with any transaction or financing.